

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2022

Nick Zeng
Chief Executive Officer
Harmony Energy Technologies Corporation
165 Broadway, FL 23
New York, NY 10006

Re: Harmony Energy Technologies Corporation
 Amendment No. 1 to Registration Statement on Form 10-12G
 Filed February 10, 2022
 File No. 000-56380

Dear Mr. Zeng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12G

General

1. We note your response and disclosure that you do not employ VIEs. However, it appears that you are based in or have the majority of your current operations in China. Disclosure indicating that you are U.S.-based, or that substantially all your operations are U.S-based, appears predicated on your future operating plans. Please revise to remove such "U.S.-based" references, consistent with your actual, and not aspirational, state of operations. Please also respond to our other comments based on your current status as a China-based issuer.

Item 1. Business, page 1

2. We note your response to prior comment two and reissue it in part. Please disclose prominently that you are a Delaware holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors.

Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

3.   We note your response to comment three and reissue it. Provide prominent disclosure (*i.e.,* in the first pages of your business section) about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether and how the Holding Foreign Companies Accountable Act (HFCAA) and related regulations will affect your company. Your risk factors section should address, but not necessarily be limited to, the risks highlighted in this section.

4.   We note your revisions in response to prior comment four. Please further revise to disclose that your subsidiaries conduct operations in China, and that the holding company does not conduct operations or conducts only limited operations. Disclose clearly the entity (including the domicile) issuing the securities being registered. In this regard, we note the statement on page 1 that "Harmony is the issuer of the common stock in this offering;" please delete this and similar references to an offering throughout the Form 10-12G or advise how they are relevant to the current filing.

5.   We note your response to prior comment seven and reissue it. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC), or any other governmental agency that is required to approve your or your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

6.   We note your response to prior comment eight and reissue it. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a

subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.

7. We note your response to prior comment ten and reissue it. Prominently disclose (*e.g.,* in the first pages of your business section) that trading in your securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Item 1A. Risk Factors, page 9

8. We note that you have deleted a number of risk factors relating to China. Please reinstate the following risk factors, including them (and other China-based risk factors) under the subsection captioned "Risks Related to Doing Business in China:"

- "Our holding company structure may limit the payment of dividends."
- "Restrictions on currency exchange may limit our ability to receive and use our revenues effectively."
- "Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents. . . ."
- "You may experience difficulties in effecting service of legal process. . . ."
- "Fluctuations in exchange rates could have a material and adverse effect. . . ." (to the extent the disclosure relates to currency controls)
- "Failure to comply with the Administrative Measures on Individual Foreign Exchange. . . ."

9. We note your revisions in response to prior comment 14 and reissue it in part. In your summary of risk factors, disclose the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

10. We note your response to comment 16 and reissue it in part. Please revise your risk factor relating to the Holding Foreign Companies Accountable Act (HFCAA) to disclose that the

United States Senate has passed the Accelerating HFCAA, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before securities may be prohibited from trading or delisted. Please revise the reference to the SEC adopting amendments to the HFCAA, to clarify that the Commission has adopted rules to implement the HFCAA. Please also correct the reference to "CHJI" to relate to yourself.

11.   We note your response to comment 17 and reissue it in part. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

12.   We note your response to prior comment 18 and reissue it. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your ability to offer securities to investors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. If you do not believe you are subject to CAC oversight, please revise your disclose to so state.

Item 2. Financial Information, page 33

13.   We note your response to prior comment 20. Please further revise your disclosure to clarify whether the counterparty to each loan has agreed to extend the date by which payment is due, and identify the new repayment dates. Please also file the most recent extension to each loan together with your Exhibits 10.11 to 10.17.

Item 5. Directors and Executive Officers, page 38

14.   We note your response to prior comment 22 and reissue it in part. Please revise to clarify and describe the business experience of Mr. Zhu during the past five years. Please refer to Item 401(e)(1) of Regulation S-K.

Financial Statements and Exhibits, page 50

15.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X to include audited financial statements for the fiscal year ended December 31, 2021.

16.   Despite your response to prior comment 27, it does not appear that Exhibit 21 has been filed. Please file the list of subsidiaries required by Item 601(b)(21) of Regulation S-K, or advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at 202-551-3346 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jack A. Fattal